SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Notice of Results filed on  January 20 2014.

Coca-Cola HBC AG
Conference call invitation for investors and analysts
Results for the 2013 full year ended 31 December 2013 on Friday, 14 February 2014

Zug, Switzerland- 20 January 2014 - Coca-Cola HBC AG (Coca-Cola HBC) today announces that it will release its results for the 2013 full year ended 31 December 2013 on Friday, 14 February 2014 at 8:00 am Swiss Time, 7:00 am London Time, 9:00 am Athens Time, 2:00 am New York Time. The press release will be available as of that time on the company website:
www.coca-colahellenic.com.

Coca-Cola HBC's management will host a conference call with investors and analysts, discussing the results on:
Date:                      Friday, 14 February 2014
Time:                     10:00 am Swiss Time
  9:00 am London Time
11:00 am Athens Time
  4:00 am New York Time
Duration:              apprx. 1 hour

To join the call, participants should dial one of the following numbers and quote 'Coca-Cola Hellenic'.

UK participants	0800 694 0257
US participants	+1 866 966 9439
Greek participants	00800 126 060
Swiss participants	0800 828 006
Other international participants	+44 1452 555 566

The conference call, which will include management's remarks, followed by a question and answer session, will last approximately one hour.

Participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

A replay facility will be available until and including 21 February 2014 and can be accessed by dialing the numbers below and entering the access code 3790 1592.

UK callers	0800 953 1533
US callers	+1 866 247 4222
Other international callers	+44 1452 550 000

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 28 February 2014.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact V+O Communications Marianna Tantele	Tel: +30 211 7501219 mt@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development